October 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:CynergisTek, Inc.

Registration Statement on Form S-3

File No. 333-249615

Dear Mr. Anderegg:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CynergisTek, Inc. (“CynergisTek”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective on Thursday, October 29, 2020, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Alexander Pearson of Kirton McConkie PC at 801-328-3600 or via apearson@kmclaw.com.  Thank you for your attention to this matter.

Sincerely,

CynergisTek, Inc.

By:	/s/ Paul T. Anthony
Name: Paul T. Anthony
Title: Chief Financial Officer

cc: Kirton McConkie PC